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BROCKER Technology Group

BROCKER LAUNCHES APPLICATION HOSTING

Auckland, NZ - May 11, 2000. Business-to-business e-commerce and communications company, Brocker Technology Group (TSE: BKI, http://www.brockergroup.com)
("Brocker"), has appointed Bruce Busbridge as the Sales Manager of its Application Hosting division.

This new division, leveraging Brocker's ASP (Application Service Provider) capabilities, is developing markets for application hosting, data security/data vaulting, remote network management and other related products and services delivered over the internet. The solution set is designed for organizations that want to increase their availability and reduce the costs and risks of putting their business online. Brocker's experience in implementing and managing computer networks, makes this strategic move into hosting applications a logical one.

Bruce Busbridge comes to Brocker from a senior position at Compaq where he was Business Development Manager. He has over 15 years experience in sales and business development, particularly in large enterprise environments.

"We see this as an exciting growth opportunity," says Bruce Busbridge. "We can deliver more cost effective, 24 x 7, high availability solutions to businesses that need to compete and expand in the global online marketplace."

About Brocker Technology Group Ltd.
Brocker Technology Group is an innovator in business-to-business communication, impacting the global market. The Company is focused on understanding and predicting how people and businesses communicate and transact with each other in an internet enabled world.

From its origins distributing IT products, Brocker has been carefully crafting itself into a developer of intellectual property with global application. The broad range of products and services provided by Brocker includes: computer telephony, e-commerce, application service provision (ASP) and logistics, to name a few. To support these, the Company is structured into four divisions:
Application Development, Professional Services, Application Hosting, and Vendor Services.

For more information please contact:
Nigel Murphy
Marketing Communications Manager
Brocker Technology Group Ltd
Email nmurphy@brockergroup.com

Brocker Technology Group Ltd is an investor, manager and innovator in the technology and telecommunications industries of New Zealand and Australia. Brocker is a public company listed on the Toronto Stock Exchange.

Note: The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

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